

Perfecting Project Portfolio Management





SUKAD CORP: FAST FACTS

SUKAD Corp is a groundbreaking integrated project management solutions provider.

We are developing a pioneering and comprehensive cloud-based online solution for the management of any project and the whole organizational portfolio of projects.

Our core solution is the Uruk Platform, with a focus on Applied Project Management.

 SUKAD

KEY HIGHLIGHTS:

▸ Methodology-driven: solution based on decades of real-world experience

▸ Highly competitive price inclusive of resources' library

▸ Developed by project management experts

▸ Seamless integration among the various organizational levels

▸ Transparency & Governance: Real-time reporting and performance metrics

▸ Support: integration with consultancy and training

▸ Versatile: can be used for any project, regardless of type, size, or complexity



INDUSTRY:
Software as a Service,
Management
Consulting, Project
Management



MARKET SIZE:
$3.6 to $7.9 billion
(Project Management
Software – only)



TARGET CUSTOMER:
Any company that
delivers value through
projects & programs

 # MASSIVE PROBLEM

The core problem in the industry is the high rate of project failure and less than optimal projects' performance. **This is the unfortunate consequence of either:**

 Poor project management systems in organizations

 Or its total absence



Although project management is highly popular, it is still not mature enough in many organizations large or small, private or public.

There is a lot of focus on generic certifications, Agile, PMO, but most are barely scratching the surface and not leading to substantial change or improvement.

The bottom line: companies, and even countries, are losing billions of US dollars in shareholder value due to inadequate projects performance.

 # GROUNDBREAKING SOLUTION

SUKAD Corp will solve these problems by helping organizations **build and sustain** their project management function.

 We will use our groundbreaking Uruk Platform as the starting point for an **expedited and effective transformation**.

The Uruk Platform is a pioneering and comprehensive **cloud-based solution** that we can roll out to clients within hours or days and with minimal investment.

 Clients can adopt the built-in system and tailored methods or require further customization to establish fit-for-purpose methods, which would significantly enhance their projects performance, and their bottom lines.

save 20%+

We are confident we can help organizations save 20%, or more, in their project management and product delivery effort. We can help them deliver their products and realize the anticipated benefits, faster, at lower costs, and to higher standards.

 # DON'T BE INTIMIDATED

Some organizations are intimidated or do not fully understand project management. They might not have the in-house expertise or funds to build a tailored system. Therefore, they think that simply certifying a few individuals could be a solution, which is not the case.

After decades of certification hype, the practice hadn't produced any substantial benefits.

Then came the PMO and Agile trends, they are popular but also fail to solve organizational projects performance problems.



SUKAD understands what organizations need. We are practitioners from variety of industries. We realize that they must BUILD AND SUSTAIN the project management function.

TO BUILD IT:

- ▸ They need leading edge processes
- ▸ Proper Governance and Policies
- ▸ Tailored methods to manage their projects
- ▸ Accessible project history to facilitate planning while avoiding some of the bad lessons of the past
- ▸ And, of course, the right culture and mindset



BE EMPOWERED

With all that in mind, SUKAD is not selling software

SUKAD

we aim to empower organizations using a powerful cloud-based solution as a starting point.

From there we will collaborate, mentor, coach the executives and their teams on how to enrich a culture of project management.

The Uruk Platform is based on a robust methodological approach that views projects as essential components of asset management. This approach allows project managers to lead a project from inception to success, step-by-step, stage-by-stage.



Our platform is **methodology-driven** and includes numerous pre-tailored methods to fit the different types of projects and accommodate various projects sizes and complexities.

It is an Adaptive Solution!

Thus, an organization can use the platform to manage its marketing, technology, HR, facilities, and other types of projects using our built-in processes. If certain customization is needed, our expert team can do the necessary work - effectively and in a short time. Therefore, weather you subscribe to traditional project management or agile practices, the Uruk Platform is for you.

 # LEARN FROM YOUR HISTORY

Many organizations lose their projects history as employees exit or forget. If they fail to properly archive project history - and they often do - their history will be lost forever.

The Uruk Platform will capture:

- ✓ All project actions
- ✓ Schedules & tracking
- ✓ Project changes & risks
- ✓ Project documents
- ✓ Cost estimates & budgets
- ✓ Alternatives & decisions

All are stored in one place, with ready searchable and accessible manner

Further, the SUKAD solution will include management dashboards and the governance structure to manage the whole organizational portfolio – easily, seamlessly, and in a transparent manner.

Using real-time performance reporting and transparency, an executive can be anywhere and stay involved to maintain accountability.



 # KEY FEATURES



TAILORED

Tailored methods that
are fit-for-purpose



EASY

Ease of implementation;
speed and cost



METHODOLOGY

Methodology-driven with
built-in processes



ORGANIZATION

Organizational
knowledge base for
organizational learning



LEARN

Open knowledge library
so we can learn as a
community



REPORTING

Seamless and real-time
accurate and
transparent reporting

✓ Transparency of the project work

✓ Include all the functionalities that are in demand, such as collaborations, time sheet, reporting, scheduling, change management and tracking performance

✓ Incorporate change & risk management, quality & resource management, procurement and more

✓ Built-in workflow with the right-level of control & accountability

✓ Resources management across projects (at the portfolio level), which eliminate conflicts and over allocations.



 # TRACTION & ACCOMPLISHMENTS



INTEREST

We have already recruited many project professionals who believe SUKAD offers a unique and comprehensive solution that will provide more functionalities than any other product in the market.



INTELLECTUAL PROPERTY

All the founders' IP has been assigned to SUKAD Corp. We are currently working on the trademarks; once we secure more funds we will be going after patent applications.

SUKAD Corp has a partnership for certification training with RMC Learning Solutions, with partners all over the world; some of them could become distributors of Uruk. These are spread from Singapore and Malaysia to Brazil and the US.

We are already in discussions with at least three business partners for marketing and selling Uruk and associated services. These potential partners cover a few countries in West Asia and North Africa.

 # MEET THE TEAM



MOUNIR AJAM
Co-Founder and CEO

- More than 30 years of experience working on projects worth up to billions of US dollars
- Global experience (US, UK, SE Asia, West Asia, GCC) including industrial/capital projects
- Years of experience in customer-services (consultancy and training)
- Worked with global leader like Exxon, BASF, Shell, and Saudi Aramco
- Delivered services to numerous companies including SABIC, Ericson, Etihad Airways, Emirates Global Aluminum, and many ministries and government agencies
- Honor graduate from UC Berkeley, Master's Degree in Project Management
- Graduate of the PMI Leadership Institute
- Active volunteer and social/professional entrepreneur



AMR MARAIE
Co-founder & Director

- ‣ 25+ years of construction management experience
- ‣ Extensive experience in PM, Project Controls
- ‣ Currently leading the Project Management Office for a major hospitality company in Saudi Arabia (develops hotels in partnership with global brands)



Victor Sawma
CIO/CTO – Heading the Software Development work

- ‣ 20+ years of technology and software development experience
- ‣ Extensive experience with web & mobile applications with scalable architectures, high-performance hosting, security auditing, and IT consultancy
- ‣ Victor is passionate about technology serving humanity.



Various

- ‣ We have more than five co-founders who are experts and senior professionals in project management that are currently supporting us on an as-needed basis, and we would mobilize some of them when we are ready to go to market.

 # MARKET OPPORTUNITY



SUKAD is a young startup with a history and we are proud to be starting from two ends of the world: North America and the Middle East (the home base of our predecessor).

We are looking to reach a global market with our solution.

Our co-founders have already built success in multiple countries.

$3.6 – $7.9 BILLION

It is estimated that our total addressable market will fall between $3.6 to $7.9 billion. This is based on a recent reports and studies, from PMI, Transparency Market Research and others.

87.7 MILLION INDIVIDUALS

It is also worth noting that the Project Management Institute estimated that the global need for 87.7 million individuals working on project by 2027. Currently, there are at least two million individuals with one project management certification or another

 # BUSINESS MODEL & REVENUE STREAMS

We are pre-revenue but anticipate the following revenue streams:



The product itself -
cloud-based access
with recurring payments
(SaaS)



Consultancy for
customizations and
advisory services



Training on the platform,
the methodology, and
advanced project
management

We will offer a reasonably priced solution in comparison to other products in the market:

PORTFOLIO LEVEL	PROJECT LEVEL	TEAM LEVEL
Managers & Executives with full access to all functionalities, including portfolio management and Governance	Project managers & team leaders' access with significant functionalities to lead the project	Project team member access for collaboration, and tracking their tasks on the various projects

 # COMPETITIVE OVERVIEW

Vendor	Key Strengths	Key Weaknesses
ORACLE	• Known and well-established DB and ERP developer	• Not methodology-driven • A very high price that varies; does not include support and Oracle DB costs • Complex system with response and Java issues
SAP	• Known and well-established ERP developer	• Unusable without extensive setup • Extremely expensive; does not include support, DB, Reporting tool, or setup costs • Very complex and granular system
clarizen	• Known and well-established IT developer	• Does not include Portfolio or time management • High price • Not methodology-driven
ca (CA Clarity PPM)	• CA Technologies (Broadcom) is well established • Functional, clean graphics	• Not methodology-driven – Weak on project and program management • Average to high price • Many support and usability issues
hp	• Known and well-established hardware and software developer • Good on financial management – geared to C-level	• Reporting functionality lacking • High price that will vary depending on negotiation • GUI is limited and many support issues must be handled in-house • Very difficult to customize inherent set procedure

 # INVESTMENT OPPORTUNITY

Seeking $1 Million

For this round, SUKAD Corp target is $500,000 although our aim is to reach $1M.

The funds will allow us to debut our MVP in the market, acquire a few early adopters, and continue with the enhancements based on market feedback.

Our anticipated use of funds includes:

 **70%** Product development including staffing of key developers

 **30%** legal, admin, trademarks and patent, marketing, and sales



PREVIOUS FUNDS | To date, SUKAD Corp has secured $189,000 from F&F

 # WHY INVEST?

We believe that the SUKAD Corp's groundbreaking integrated project management **solution will forever change Project & Portfolio Management**.

By developing and pioneering a comprehensive cloud-based online solution for the management of any project, as well as the whole organizational portfolio of projects, we can help businesses thrive unlike ever before.

Our Uruk Platform is the key, and we can't wait for the world to see what it can accomplish.

 S U K A D

But first we need your help to make it happen.

For more information on this investment opportunity, please contact:
Mounir Ajam | mounir.ajam@sukad.com | sukad.com

 # Legal Notice

Forward-Looking Statements. This presentation and other written or oral statements made from time to time by representatives of SUKAD Corp may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, such as our tax year 2019 financial guidance, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in Annual Reports. These risks include: the success of SUKAD Corp in retaining and selling additional services to its existing clients and in obtaining new clients; the pricing of SUKAD Corp's products and services; changes in laws and regulations affecting the investor communication services provided by SUKAD Corp; declines in participation and activity in the securities markets; overall market and economic conditions and their impact on the securities markets; any material breach of SUKAD Corp security affecting its clients' customer information; the failure of SUKAD Corp's outsourced data center services provider to provide the anticipated levels of service; any significant slowdown or failure of SUKAD Corp's systems or error in the performance of SUKAD Corp's services; SUKAD Corp's failure to keep pace with changes in technology and demands of its clients; SUKAD Corp's ability to attract and retain key personnel; the impact of new acquisitions and divestitures; and competitive conditions. SUKAD Corp disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.